Agi Inc. Reports Third Quarter 2026 Results

São Paulo, Brazil, November 11, 2026 – Agi Inc. (NYSE: AGBK) (“Agi”), a bank that operates a hybrid platform combining the efficiency and scalability of digital with the proximity and service of a physical presence, today released its financial results for the third quarter ended September 30, 2026. The financial statements and earnings presentation are available on the Company’s Investor Relations website at investors.agiinc.com along with details of the earnings conference call to be held today at 5:00 p.m. Eastern Time (7:00 p.m. Brasilia time).

“Our third quarter results reflect the momentum building across the business, with record customer acquisition, stronger credit origination and growing fee revenues translating into higher earnings,” said Marcello Dubeux, Chief Financial and Investor Relations Officer of Agi Inc.

“Gaining share in payroll lending despite a challenging environment, together with the rapid adoption of Agi+, reinforces our confidence in our hybrid model. We are well positioned to build on the foundations of a subscription bank, and we remain focused on long-term value creation for our clients, employees, and shareholders.”

Third Quarter 2026 Highlights

Business Highlights:

•	Customer Growth: Active customer base grew 29% year-over-year to 8.3 million in 3Q26.
•	Agi+: Achieved over 700 thousand active subscriptions as of November 11, 2026.
•	Market Share Expansion: Increased INSS payroll credit market share to 10.0% in 3Q26, a gain of 40 basis points quarter-over-quarter.
•	Share Repurchase Program: On October 27, 2026, Agi announced a share repurchase program of up to three million Class A shares, with a duration of one year.

Financial Highlights:

•	Fee Revenues: Fee revenues reached R$244.1 million in 3Q26, up 80.1% quarter-over-quarter and 29.8% year-over-year.

•         Credit Origination: Gross credit origination reached R$10.2 billion in 3Q26, up 42.5% quarter-over-quarter and 76.5% year-over-year.

•         Credit Portfolio Expansion: Total loan portfolio grew 4.5% quarter-over-quarter and 12.5% year-over-year to R$38.8 billion in 3Q26.

•         Private Payroll Loans: Private Payroll Loan portfolio grew 60.5% quarter-over-quarter to R$2.3 billion in 3Q26.

•         Earnings Before Taxes: EBT of R$187.2 million in 3Q26, up 62.8% quarter-over-quarter.

•	Net Income: Net Income of R$276.0 million in 3Q26, up 37.8% quarter-over-quarter.

Earnings Conference Call Details

The conference call can be accessed live over the Zoom webinar (ID: 854 9910 7076 | Password: 170847). You can also access the meeting over the phone by dialing +1 507 473 4847 or +1 564 217 2000 from the U.S. Callers from Brazil can dial +55 11 4680 6788. The call will also be webcast live at the following link and a replay will be available a few hours after the call concludes. The live webcast and replay will be available on Agi’s investor relations website at https://investors.agiinc.com.

About Agi

Agi stands for a banking experience that welcomes and empowers all Brazilians through a business model that is unique in Brazil. Designed to serve a customer base that represents the majority of the Brazilian population, our model addresses needs that remain outside the priorities of traditional large banks and purely digital banks. We fill a gap in the market by serving, with quality and dignity, customers who are often overlooked.

Our hybrid model combines the best of both worlds: a fully digital bank that is light, fast, and easy to use, complemented by physical branches that offer a welcoming, agile, and accessible in-person experience for all Brazilians. We develop tailored solutions and provide a simple, inclusive customer journey for non-digital-native clients, creating a meaningful competitive advantage. This approach enables us to attract more customers, build long-lasting relationships, and strengthen our growth trajectory.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Agi Inc.’s control. Agi Inc.’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, regulatory or tax developments, changes in its business, industry, or local or global economic and other developments.

Press Contact

Email: investors@agi.com.br
Website: investors.agiinc.com